UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date March 14, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

March 14, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES APPROVAL OF THE PROPOSAL FOR DISTRIBUTION OF PROFITS AND ESTABLISHMENT OF PROVISION FOR SOCIAL BENEFITS

Today, in the ordinary General Shareholders' Meeting of Bancolombia S.A. (Bancolombia), the proposal for distribution of profits and establishment of provision for social benefits disclosed to the market on February 19 was approved with the required majority, covering the following matters:

(i)The payment of an annual dividend of COP 3,900 per share, payable in one installment on April 1, 2025.
(ii)The establishment of a specific reserve (reserva ocasional) for the strengthening of equity and future growth of the company in the amount of COP 1.86 trillion.
(iii)A specific reserve (reserva ocasional) available to the Board of Directors for donations to social projects in the amount of COP 34 billion.

Below is the approved proposal for profit distribution:

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Gross profit 2024	7,103,221,483,848.23
Provisions for income tax and deferred tax	(1,525,001,351,375.72)

Net profit fiscal year 2024		5,578,220,132,472.51

Plus retained earnings recorded in the opening balance sheet and realized during fiscal year 2024		9,448,864,614.99

Plus release of proceeds for payment of equity and future growth		57,701,443,512.77

Total to be distributed		5,645,370,440,600.27

Specific reserve for the strengthening of equity and future growth	1,860,245,140,600.27

For the payment of a dividend in respect of 509,704,584 common shares and 452,122,416 preferred shares, subscribed and paid as of December 31st 2024, , in the aggregate amount of COP 3,900 per share, payable as: COP 3,900 per share in one installment on April 1, 2025.	3,751,125,300,000.00

Specific reserve available to the Board of Directors for donations to social benefit projects	34,000,000,000.00

TOTALS	5,645,370,440,600.27	5,645,370,440,600.27

Amounts expressed in Colombian pesos (COP)

The ex-dividend period will be between the first dividend payment business day of the corresponding shares and the 4 trading days immediately preceding such date, as follows:

Beginning of ex dividend period (*)	End of ex-dividend period (*)
March 26th, 2025	April 1st, 2025
(*) The dates of the ex-dividend period will be subject to adjustments in accordance with the provisions of the Colombian Stock Exchange.

The management of Bancolombia certifies that the necessary processes and authorizations were completed to hold the General Shareholders' Meeting. Additionally, management certifies that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and the company's bylaws.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and FinanceVP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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